FedEx Corporation

942 South Shady Grove Road

Memphis, Tennessee 38120

VIA EDGAR

August 2, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Withdrawal – FedEx Corporation Registration Statement on Form S-3

(File No. 333-86342)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-86342) filed by FedEx Corporation (the “Registrant”) and the additional registrants listed on Exhibit A attached hereto (the “Additional Registrants”) with the Securities and Exchange Commission (the “Commission”) on April 16, 2002, as amended by Amendment No. 1, filed with the Commission on May 6, 2002, and all exhibits filed thereto (the “Registration Statement”).

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), the Registrant and the Additional Registrants hereby respectfully request that the Commission consent to the withdrawal of the Registration Statement. The Registrant and the Additional Registrants have determined not to proceed with any offer and sale of securities pursuant to the Registration Statement. No securities have been sold pursuant to the Registration Statement.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to Robert T. Molinet via facsimile at 901/818-7119.

If you have any questions concerning this request, please contact Mr. Molinet at 901/818-7029.

Sincerely,

FedEx Corporation

By:	/s/ Robert T. Molinet
Robert T. Molinet
Corporate Vice President –
Securities and Corporate Law

Additional Registrants

By:	/s/ James S. Hudson
James S. Hudson
Attorney-in-Fact

Exhibit A

Additional Registrants

Caribbean Transportation Services, Inc.

Federal Express Corporation

Federal Express (Australia) Pty Ltd.

Federal Express Aviation Services, Incorporated (merged into Federal Express Corporation)

Federal Express Canada Ltd.

Federal Express Europe, Inc.

Federal Express Europe, Inc. & Co., V.O.F./S.N.C.

Federal Express Holdings S.A.

Federal Express Holdings (Mexico) y Compania S.N.C. de C.V.

Federal Express International (France) SNC

Federal Express International, Inc.

Federal Express Japan K.K.

Federal Express Pacific, Inc.

Federal Express (Singapore) Pte. Ltd.

Federal Express Virgin Islands, Inc.

FedEx Corporate Services, Inc.

FedEx Custom Critical, Inc.

FedEx Freight Corporation

FedEx Freight East, Inc. (f/k/a American Freightways, Inc.)

FedEx Freight System, Inc.

FedEx Freight West, Inc. (f/k/a Viking Freight, Inc.)

FedEx Ground Package System, Inc.

FedEx Ground Package System, Ltd.

FedEx Supply Chain Services, Inc.

FedEx Trade Networks, Inc.

FedEx Trade Networks Transport & Brokerage, Inc. (f/k/a Tower Group International, Inc.)

FedEx Trade Networks Transport & Brokerage (Canada), Inc. (f/k/a Tower Group International Canada Inc.)

World Tariff, Limited